NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES CLOSING OF
$260 MILLION BOUGHT DEAL FINANCING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

Calgary, Alberta – April 26, 2005 (TSX – PMT.UN) Paramount Energy Trust ("PET" or the "Trust") announced today the closing of its previously announced "bought deal" financing.  At closing, a total of 9,500,000 subscription receipts (the "Subscription Receipts") at a price of $16.85 per Subscription Receipt for gross proceeds of $160,075,000 and $100,000,000 principal amount of 6.25% convertible extendible unsecured subordinated debentures (the "Debentures") were issued.  The Subscription Receipts and Debentures are listed and posted for trading on the TSX under the symbols "PMT.R" and "PMT.DB.A", respectively.

Each Subscription Receipt represents the right to receive one PET trust unit upon the completion of the acquisition by the Trust of certain natural gas properties and related assets in northeast Alberta (the "Northeast Alberta Acquisition").  The Northeast Alberta Acquisition is expected to close on or before May 17, 2005.

The gross proceeds from the offering of Subscription Receipts have been deposited in escrow pending closing of the Northeast Alberta Acquisition.  If the Northeast Alberta Acquisition closes on or before June 30, 2005, the gross proceeds will be released to PET and used to pay part of the purchase price.  If the Northeast Alberta Acquisition closes by June 30, 2005, holders of Subscription Receipts will receive a payment equivalent to the amount of any cash distributions to unitholders of PET for which record dates occur between the closing of the offering and the closing of the Northeast Alberta Acquisition.  If the Northeast Alberta Acquisition fails to close by June 30, 2005, is terminated at any earlier time or PET has advised the underwriters or announced to the public that it does not intend to proceed with the acquisition, PET will return to holders of Subscription Receipts the issue price and their pro rata entitlement to interest thereon.

The Debentures have a face value of $1,000 per Debenture, a coupon of 6.25%, an initial maturity date of June 30, 2005 with an automatic extension to the final maturity date of June 30, 2010 upon the closing of the Northeast Alberta Acquisition, and are convertible into trust units of PET at a price of $19.35 per trust unit.  If the Northeast Alberta Acquisition does not close on or before June 30, 2005, or if the Northeast Alberta Acquisition is terminated at any earlier time, the Debentures will mature on the initial maturity date. The Debentures pay interest semi-annually on June 30 and December 31, with the initial interest payment on June 30, 2005.

The offering was underwritten by an underwriting syndicate co-led by BMO Nesbitt Burns Inc. and CIBC World Markets Inc. and included Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., FirstEnergy Capital Corp., First Associates Investments Inc., GMP Securities Ltd., Raymond James Ltd. and Peters & Co. Limited.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's trust units are listed on the TSX under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Subscription Receipts and the Debentures have not been registered under the U.S. Securities Act and were not offered or sold in the United States except pursuant to exemptions from the registration requirements of such Act.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., administrator of Paramount Energy Trust

Suite 500, 630 - 4th Avenue S.W., Calgary, AB T2P 0J9

Telephone:  (403) 269-4400

Fax:  (403) 269-6336

Email:

info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Gary C. Jackson, Vice President, Land, Legal and Acquisitions

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

ADVISORY: Certain information regarding Paramount Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil ands gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Paramount's operations or financial results are included in Paramount's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Paramount's website (www.paramountenergy.com) or by contacting Paramount. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Paramount does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.